

Financial Statements as of

October 31, 2017 and 2016

ZYPPAH, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

Contents



KLING & PATHAK LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Shareholders
ZYPPAH, Inc.

We have reviewed the accompanying financial statements of Zyppah, Inc. (the Company), which comprise the balance sheets as of October 31, 2017 and 2016, and the related statements of operations and stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kling & Pathak LLP

Cerritos, California
January 19, 2018

ZYPPAH, INC.

BALANCE SHEETS
AT OCTOBER 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets		
Cash and equivalents	$ 630,354	$ 816,840
Accounts receivable	90	-
Prepaid expenses	244,020	-
Inventory	442,728	205,137
Total Current Assets	1,317,192	1,021,977
Fixed Assets, net	377,934	263,980
TOTAL ASSETS	$ 1,695,126	$ 1,285,957
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued liabilities	$ 448,050	$ 10,618
Short-term notes payable	784,829	-
Total Current Liabilities	1,232,879	10,618
Long Term Liabilities		
Deferred licensing fees	1,253,900	1,181,900
Deferred compensation	1,011,012	985,012
Deferred royalty fees	982,203	427,686
Total Long Term Liabilities	3,247,115	2,594,598
Total Liabilities	4,479,994	2,605,216
STOCKHOLDERS' EQUITY		
Common Stock	756,209	756,119
Accumulated Deficit	(2,075,378)	(2,046,803)
Net Income (Loss)	(1,465,699)	(28,575)
Total Stockholders' Equity	(2,784,868)	(1,319,259)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 1,695,126	$ 1,285,957

The accompanying notes are an integral part of these financial statements

ZYPPAH, INC.

STATEMENTS OF OPERATIONS
AT OCTOBER 31, 2017 and 2016

	2017	2016
Gross Sales	$ 13,538,031	$ 8,515,662
Returns, Refunds & Chargebacks	(1,138,204)	(813,806)
Sales Non-Consumer	34,347	62,010
Net Sales	12,434,174	7,763,866
Cost of Goods Sold	2,995,908	1,821,402
Gross Profit	9,438,266	5,942,464
Operating Expenses		
Selling General and Admintrative Expenses	10,892,641	5,971,039
Loss from Operations	(1,454,375)	(28,575)
Other Income (Expense), net	(11,324)	-
Loss before provision for income taxes	(1,465,699)	(28,575)
Provision for income taxes	-	-
Net Loss	$ (1,465,699)	$ (28,575)

The accompanying notes are an integral part of these financial statements

ZYPPAH, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
AT OCTOBER 31, 2017 and 2016

	Common Stock		Accumulated	Stockholders
	Shares	Amount	Deficit	Equity
Balance at October 31, 2015	100,000	$ 756,119	(2,046,803) $	(1,290,684)
Net loss	-	-	(28,575)	(28,575)
Balance at October 31, 2016	100,000	$ 756,119 $	(2,075,378) $	(1,319,259)
Issuance of Common Stock	900,000	90	-	90
Net loss	-	-	(1,465,699)	(1,465,699)
Balance at October 31, 2017	1,000,000	$ 756,209 $	(3,541,077) $	(2,784,868)

The accompanying notes are an integral part of these financial statements

ZYPPAH, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

	2017	2016
OPERATING ACTIVITIES		
Net Loss	$ (1,465,699)	$ (28,575)
Non cash items:		
Depreciation and Amortization	165,306	412,800
Adjustments to reconcile Net Loss to cash provided by operations:		
to net cash provided by operations:		
Prepaid expenses	(244,020)	3,088
Inventory	(237,591)	10,115
Accrued expenses	437,432	10,618
Deferred licensing fee	72,000	81,900
Deferred compensation	26,000	985,012
Deferred royalty fees	554,517	(31,550)
Net cash provided by Operating Activities	(692,055)	1,443,408
INVESTING ACTIVITIES		
Purchase of property and equipment	(279,260)	(66,000)
Acquisition of exclusive licensing	-	(600,000)
Net cash provided by Investing Activities	(279,260)	(666,000)
FINANCING ACTIVITIES		
Proceeds from borrowing on notes payable	784,829	-
Net cash provided by Financing Activities	784,829	-
Cash increase (decrease) for period	(186,486)	777,408
Cash at beginning of period	816,840	39,432
Cash at end of period	$ 630,354	$ 816,840

The accompanying notes are an integral part of these financial statements

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

1. **Nature of Business**

ZYPPAH, Inc. ("the Company") is a Nevada corporation engaged in the development, marketing and distribution of oral appliances for treating sleep disordered breathing problems. ZYPPAH has developed and brought to market a complete vertical solution for individuals who snore or have obstructive sleep apnea with its proprietary line of hybrid oral appliances invented by Dr. Jonathan Greenburg, ZYPPAH's founder. Dr. Greenburg, a bio-engineer and dentist by training with over 30 years of dental practice has specialized in treating sleeping disorders in his patients. And through his chain of Certified Sleep Centers in Southern California Dr. Greenburg has become a recognized leader in treating patients with sleeping disorders.

2. **Significant Accounting Policies**

Recently issued authoritative standards:

During the years ended October 31, 2017 and 2016, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Use of Estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments:

The Company's financial instruments include cash and cash equivalents, accounts receivable, trade, accounts payable, trade, accrued liabilities and obligations under capital lease and other debt obligations. The recorded cost amounts of these accounts approximate their fair values based on their short-term nature and/or the current interest rates payable in relation to current market conditions.

Cash and Cash Equivalents:

The Company considers cash on hand, amounts held in banks, and highly liquid investments that have original maturities of less than three months when purchased to be cash equivalents. At October 31, 2017 and 2016, the Company's cash and cash equivalents were deposited primarily into one financial institution.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

2. Significant Accounting Policies (Continued)

Inventories:

Inventories primarily consist of the Company's hybrid oral appliance products and packaging for resale. Inventories are valued at the lower of cost or market, cost being determined by the average cost method of accounting. The Company periodically reviews quantities of inventory on hand and compares the cost of these items to the expected use of the products and assesses the carrying value of the inventory on a lower of the cost or market by this analysis.

Property and Equipment and other Long-Lived Assets:

The Company leases its business offices and related equipment and utilizes a contract manufacturing company to manufacture its line of oral appliances and consequently does not own any property and equipment assets. The Company does own the tooling used by the manufacturer in making Company products and this tooling is recorded at its cost at the time the tooling was put in service.

The Company has a License Agreement with an affiliated company for the exclusive use of that company's proprietary Intellectual Property related to snoring and sleep apnea appliances. This license was recorded at cost on the date of execution.

Depreciation and amortization of these long-lived assets are computed by the straight-line method over the estimated useful lives of the assets.

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of the asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists an adjustment is made to write down the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. The Company does not believe it had any impairment of its long-lived assets as of October 31, 2017 or 2016.

Revenue Recognition:

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, products and services have been delivered, selling prices are fixed and determinable and not subject to refund or adjustment, and collection of amounts due is reasonably assured.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

2. Significant Accounting Policies (Continued)

Revenue Recognition (Continued):

Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with customers. Revenue recognition is deferred in all instances where the earnings process is incomplete.

Research and Development:

The Company expenses research and development costs in the period in which they are incurred. For the years ended October 31, 2017 and 2016 these costs totaled $826,005 and $244,793 are included in selling, general and administrative expenses in the accompanying statements of operations.

Advertising:

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended October 31, 2017 and 2016 were approximately $6,987,953 and $3,497,208 respectively.

Income Taxes:

The Company accounts for its income tax assets and liabilities in accordance with FASB ASC 740, *"Income Taxes",* which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions. Deferred income taxes are computed using the liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry-forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Date of Management's Review:

Management has evaluated all activity through January 19, 2018, the issue date of these financial statements, and has concluded that no events subsequent to the date of these financial statements have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

3. **Property, Equipment and Other Long-Lived Assets**

The following is a summary of property, equipment and other long-lived assets as of October 31, 2017 and 2016:

	2017	2016
Exclusive License Agreement	600,000	600,000
Product Molds Dies and Tooling	399,160	119,900
Total Fixed Assets	999,160	719,900
Less:		
Depreciation	(141,226)	(95,920)
Amortization	(480,000)	(360,000)
Net	377,934	263,980

Depreciation and amortization expense for the years ended October 31, 2017 and 2016 amounted to $165,306 and $412,800 respectively.

4. **Notes Payable**

In October 2017 the Company entered into a financing arrangement with a lender for the sale of a portion of the Company's future sales. In two transactions the Company borrowed a total of $813,000 and received net proceeds of $588,000 after financing fees and origination costs. Terms of the transactions provide that the Company sells and assigns a specified amount of forward sales to the lender who in turn is granted authorization to automatically collect sale proceeds until the purchased amount of forward sales is repaid. Terms of the notes also provide for the lender to automatically extract $3,387.50 each day from Company cash accounts until the purchased amounts are repaid. The notes have a combined effective interest rate of 35.5% and a term for repayment of approximately 240 days.

The following table shows salient details of the notes:

	Forward Sales Purchased	Origination Fees	Financing Costs	Net Proceeds
Note One	542,000	8,000	142,000	392,000
Note Two	271,000	4,000	71,000	196,000
Combined	813,000	12,000	213,000	588,000

The balance of the notes at October 31, 2017 was $784,829 and the amount of remaining financing costs of $201,676 at October 31, 2017 is included in Prepaid Expenses on the accompanying balance sheets.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

5. Stockholders' Equity

The Company has authorized 10,000,000 shares of Common Stock consisting of 9,000,000 shares of voting Common Stock, designated as Class A Common Stock and 1,000,000 shares of non-voting Common Stock, designated as Class B Common Stock. At October 31, 2017 there were 1,000,000 shares of Class A Common Stock issued and outstanding. During 2017, 900,000 options for shares of Class A

Common Stock held by two senior officers of the Company, its CEO and its President, were exercised and issued pursuant to terms of the underlying share-based compensation agreements with the officers. These options were granted to the officers as founder's shares for their part in launching and operationalizing the Company. Following this exercise there are no outstanding options or other share-based commitments for issuance of Company stock.

6. Contingencies

Operating Leases:

During 2017 the Company occupied 1,324 square feet of office space on a month-to-month basis and a similar but smaller space in 2016 in the same office building. The Company recorded rent expense of $38,838 and $35,698 for the spaces during the years ended October 31, 2017 and 2016 respectively. The Company also has an operating lease for an automobile with fourteen months remaining and recorded auto expense of $25,982 in 2017 and $4,330 in 2016.

Litigation:

The Company is subject to lawsuits, other claims and proceedings in the normal course of business. The Company believes that the amount of any potential loss arising from any of such matters, if brought would not be material to the Company's financial statements. The potential of such a matter arising or the ultimate resolution of any such matters is inherently difficult to predict with certainty.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

7. **Income Taxes**

The components of current and deferred federal income tax provisions and (benefits) are as follows:

	2017	2016
Current income tax provision (benefit):	-	-
Deferred income tax provision (benefit):	-	-
Income tax provision (benefit)	-	-

Rreconciliation of income tax provision (benefit) to taxes computed at federal statutory rates is as follov

	2017	2016
Income tax provision at statutory rates	(498,338)	(9,716)
Non-deductible expenses	99,456	584
Other	-	(257,954)
Change in valuation allowance	398,882	267,086
Income tax provision (benefit)	-	-

The components of deferred tax assets and liabilities are as follows:

	2017	2016
Deferred tax assets:		
Deferred compensation	304,908	335,954
Deferred fees	719,475	465,659
Net operating losses	159,112	-
Other	20,767	3,767
Total deferred tax assets	1,204,262	805,380
Valuation allowance	(1,204,262)	(805,380)
Total deferred tax assets, net of valuation allowance	-	-
Deferred tax liabilities:		
Property and equipment	-	-
Purchased intangible assets	-	-
Total deferred tax liabilities	-	-
Net deferred tax liabilities	-	-

At October 31, 2017, the Company had $468,000 of federal net operation loss carryforwards that begin to expire in 2037.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

7. Income Taxes (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future income during the periods in which those temporary differences become deductible. Based on the level of historical income and projections of future income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits from the deductible temporary differences. Therefore, the Company has recognized a full valuation allowance against its net deferred tax assets.

The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards as set forth in ASC Topic 740, Income Taxes, regarding accounting for uncertainty in income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. There are no unrecognized benefits related to uncertain tax positions as of October 31, 2017. The Company does not anticipate that there will be material change in the liability for unrecognized tax benefits within the next 12 months

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was no accrued interest and penalties associated with uncertain tax positions as of October 31, 2017 and 2016.

The Company is subject to taxation in the U.S. and in various state jurisdictions. In general, the Company is no longer subject to U.S. federal income tax examinations for years prior to October 31, 2014 and state income tax examinations for years prior to October 31, 2013.

8. Related Party Transactions

The Company produces and sells its sleep restorative products pursuant to an exclusive license agreement with an affiliated company which owns the intellectual property underlying the Company's products. The related company is controlled by the CEO of the Company. An initial license fee of $600,000 for this agreement was due and payable at the time it was executed in 2012. In addition to the initial fee the Company is obligated to pay an annual renewal fee of $360,000 to the Licensor. The initial fee has not yet been paid and is included in "Deferred licensing fees" in the accompanying balance sheets. Some but not all of the recurring annual license fees have been paid but there is a remaining balance due for these fees at October 31, 2017 and 2016.

In addition to payments due for the license agreement the Company is also obligated to pay royalties to the same affiliated company at the rate of $3.00 for each appliance that is manufactured. As of October 31, 2017 none of these fees have been paid but are recorded as "Deferred royalty fees" on the accompanying balance sheets and included in Cost of Sales in the accompanying Statements of Operations.

ZYPPAH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2017 and 2016

8. Related Party Transactions (Continued)

The following tabulation shows the amounts that are due the affiliated company and presently deferred as of ended October 31, 2017 and 2016:

	2017	2016
Deferred licensing fees	1,253,900	1,181,900
Deferred royalty fees	982,203	427,686
	2,236,103	1,609,586